SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                       AMENDED SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                      (Amendment No.  7  )*


                  OLD KENT FINANCIAL CORPORATION
                         (Name of Issuer)

           OLD KENT FINANCIAL CORPORATION COMMON STOCK
                  (Title of Class of Securities)

                            679833103
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 679833103            13G

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person

     OLD KENT FINANCIAL CORPORATION

     38-1986608

2.  Check the Appropriate Box if a Member of a Group  (a)  X

                                        (b)

3.  SEC USE ONLY

4.  Citizenship or place of Organization - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER    4,120,774

6.  SHARED VOTING POWER   5,369,025

7.  SOLE DISPOSITIVE POWER   2,746,836

8.  SHARED DISPOSITIVE POWER   5,266,257

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   12,350,490

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 - 13.1%

12. TYPE OF REPORTING PERSON -  HC

CUSIP No. 679833103            13G

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of above Person

     OLD KENT BANK

     38-0892650

2.  Check the Appropriate Box if a Member of a Group  (a)  X

                                                      (b)

3.  SEC USE ONLY

4.  Citizenship or place of Organization - MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER   4,120,774

6.  SHARED VOTING POWER   5,369,025

7.  SOLE DISPOSITIVE POWER   2,746,836

8.  SHARED DISPOSITIVE POWER   5,266,257

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   12,350,490

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 - 13.1%

12. TYPE OF REPORTING PERSON -  BK

ITEM 1 (a)     Name of Issuer:


          Old Kent Financial Corporation

ITEM 1 (b)     Address of Issuer's Principal Executive Offices:

          One Vandenberg Center
          Grand Rapids, Michigan 49503

ITEM 2 (a)     Name of Persons Filing:

          Old Kent Financial Corporation
          Old Kent Bank

ITEM 2 (b)     Address of Principal Business Office:

          Old Kent Financial Corporation
          One Vandenberg Center
          Grand Rapids, Michigan 49503

          Old Kent Bank
          One Vandenberg Center
          Grand Rapids, Michigan 49503

ITEM 2 (c)     Citizenship:

          Old Kent Financial Corporation is a Michigan business corporation.

          Old Kent Bank is a Michigan state banking corporation.

ITEM 2 (d)     Title of Class of Securities:

          Common Stock, $1 par value

ITEM 2 (e)     CUSIP Number:   679833103

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-1(b), check whether the person filing is a:

          (a)  ___ Broker or dealer registered under Section 15 of the Act,

          (b)  ___ Bank as defined in Section 3(a)(6) of the Act,

          (c)  ___ Insurance Company as defined in Section 3(a)(19) of the Act

          (d) ___ Investment Company registered under Section 8 of the Investment Company Act,

          (e) ___ Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940,

          (f) ___ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employment Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(ii)(F),

          (g)  ___ Parent Holding Company, in accordance with
                   Rule 13d-1(b)(ii)(G); see Item 7,

          (h)  / X /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

ITEM 4    Ownership:

          Old Kent Financial Corporation:

          (a)    Amount beneficially owned:  12,350,490

          (b)    Percent of class:  13.1%

          (c)    Number of shares to which such person has:

               (i)    sole power to vote or to direct the vote: 4,120,774

               (ii)   shared power to vote or to direct the vote: 5,369,025

               (iii)  sole power to dispose or to direct the
                      disposition of:  2,746,836

               (iv)   shared power to dispose or to direct the
                      disposition of:  5,266,257

          Shares beneficially owned by Old Kent Financial Corporation include only shares beneficially owned by its subsidiary, Old Kent Bank (formerly known as Old Kent Bank and Trust Company).

          Old Kent Bank: (Michigan)

          (a)  Amount beneficially owned:  12,350,490

          (b)  Percent of class:  13.1%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:  4,120,774

               (ii)   shared power to vote or to direct the vote:  5,369,025

               (iii)  sole power to dispose of or to direct the
                      disposition of:  2,746,836

               (iv)  shared power to dispose or to direct the
                     disposition of:   5,266,257


          *The filing of this schedule shall not be construed as an admission or evidence that the person filing is, for any purposes, including the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this schedule.

ITEM 5   Ownership of Five Percent or Less of a Class:

              Not applicable.


ITEM 6   Ownership of More than Five Percent on Behalf of Another Person:

              The securities covered by this schedule are held in trust and other fiduciary capacities by Old Kent Bank (the Michigan bank subsidiary of Old Kent Financial Corporation). The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities is held by various trusts, grantors, beneficiaries and customers, none of whom has such right or power with respect to more than five percent of the class of such securities.

ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

              See attached Exhibit 1.

ITEM 8   Identification and Classification of Members of the Group:

              See attached Exhibit 1.

ITEM 9   Notice of Dissolution of Group:

              Not applicable

ITEM 10  Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



        Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 19, 1998                 OLD KENT BANK


                                  By: /s/ Kenneth C, Krei

                                        Kenneth C. Krei
                                        Executive Vice President



                                  OLD KENT FINANCIAL CORPORATION


                                  By: /s/ Kenneth C. Krei

                                       Kenneth C. Krei
                                       Executive Vice President
                                       Old Kent Bank
                                       (Pursuant to power of attorney filed
                                       with this Amended Schedule 13G)



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                           Exhibit 1


                   Agreement and Power of Attorney

     OLD KENT FINANCIAL CORPORATION hereby appoints OLD KENT BANK and its ongoing attorney-in-fact for the purpose of executing and filing statements on Schedule 13G reports required by the Securities and Exchange Commission and agrees that one statement may be filed on behalf of Old Kent Financial Corporation and all its subsidiaries. Copies of this agreement and Power of Attorney may be accepted as originals. This appointment shall be effective until terminated in writing by Old Kent Financial Corporation.

                                       OLD KENT FINANCIAL CORPORATION



                                       By:  /s/ Mary E. Tuuk

Date:  February 13, 1998               Its:  VP and Secretary

                          Exhibit II

Identification of Subsidiary                Item 3 Classification


Old Kent Financial Corporation              Parent Holding Company,
                                       in accordance with Rule
                                       13d-1(b)(ii)(G)

Old Kent Bank (Michigan subsidiary)         Bank, as defined in Section
                                       3(a)(6) of the Act
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